UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549
                                  -------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c),
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)
                               (Amendment No. 3 )*
                                     ------


                           Talk America Holdings, Inc.
                           ---------------------------
                                (Name of Issuer)


                     Common Stock, par value $ .01 per share
                     ---------------------------------------
                         (Title of Class of Securities)


                                   874264 104
                                   ----------
                                 (CUSIP Number)


                                 October 1, 2001
                                 ---------------
             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_|      Rule 13d-1(b)

|X|      Rule 13d-1(c)

|_|      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G


=================================================================== ============

CUSIP No. 874264 10 4                                       Page 2 of  5  Pages
         ------------                                            -     -

================================================================================
================================================================================

1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

               AOL Time Warner Inc.
               13-4099534

----- ----------------------------------------------------------------------
----- ----------------------------------------------------------------------

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           a |_|
                                                                  b |_|

----- ----------------------------------------------------------------------
----- ----------------------------------------------------------------------

3     SEC USE ONLY


----- ----------------------------------------------------------------------
----- ----------------------------------------------------------------------

4     CITIZENSHIP OR PLACE OF ORGANIZATION                      Delaware

===== ==========================================================================
================================ ========= =====================================

                                   5       SOLE VOTING POWER            0

        NUMBER OF
         SHARES                  --------- -------------------------------------
      BENEFICIALLY               --------- -------------------------------------
        OWNED BY
          EACH                      6       SHARED VOTING POWER   14,000,000 (1)
        REPORTING
         PERSON                  --------- -------------------------------------
          WITH                   --------- -------------------------------------

                                   7       SOLE DISPOSITIVE POWER       0

                                 --------- -------------------------------------
                                 --------- -------------------------------------

                                   8      SHARED DISPOSITIVE POWER 14,000,000(1)

================================ ========= =====================================
=========== ====================================================================

  9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON  14,000,000 (1)

----- --------------------------------------------------------------------
----- --------------------------------------------------------------------

10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*  |_|

----- --------------------------------------------------------------------
----- --------------------------------------------------------------------

11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)        15.9% (1)

----- --------------------------------------------------------------------
----- --------------------------------------------------------------------

12   TYPE OF REPORTING PERSON*            HC

==== ====================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------
(1) Calculated pursuant to Rule 13d-3(d). The 14 million shares includes 7.2 million shares of Talk America Holdings, Inc. ("Talk America") common stock and
6.8 million shares of Talk America common stock subject to issuance upon conversion of $34 million aggregate principal amount of 8% 10-year senior secured convertible promissory notes ("Convertible Debt") held by America Online, Inc. Reflects that on October 1, 2001, in connection with the termination of a marketing arrangement, the principal amount of the Convertible Debt held by America Online, Inc. was reduced by $20 million and the number of shares subject to the Convertible Debt was reduced to 6.8 million shares.





CUSIP No. 874264 10 4                                         Page 3 of 5 Pages
         ------------                                              -    -


Item 1(a)         Name of Issuer

                              Talk America Holdings, Inc.
                  --------------------------------------------------------------

Item 1(b)         Address of Issuer's Principal Executive Offices:

                      12020 Sunrise Valley Drive, Suite 250, Reston, VA 20191
                  --------------------------------------------------------------

Item 2(a)         Name of Person Filing:

                                 AOL Time Warner Inc.
                  --------------------------------------------------------------

Item 2(b)         Address of Principal Business Office or, if None, Residence:

                                   75 Rockefeller Plaza, New York, NY 10019
                  --------------------------------------------------------------

Item 2(c)         Citizenship:

                                   Delaware
                  --------------------------------------------------------------

Item 2(d)         Title of Class of Securities:

                                   Common Stock, par value $ .01 per share
                  --------------------------------------------------------------

Item 2(e)         CUSIP Number:

                                       874264 10 4
                  --------------------------------------------------------------

Item 3. If This Statement is filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c), Check Whether the Person Filing is a:

     (a)         |_|  Broker or dealer registered under Section 15 of the
                      Exchange Act.

     (b)         |_|  Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c)         |_|  Insurance company as defined in Section 3(a)(19) of the
                      Exchange Act.

     (d)         |_|  Investment company registered under Section 8 of the
                      Investment Company Act.

     (e)         |_|  An investment adviser in accordance with Rule 13d-1
                      (b)(1)(ii)(E);

     (f)         |_|  An employee benefit plan or endowment fund in accordance
                      with Rule 13d-1(b)(1)(ii)(F);

     (g)         |_|  A parent holding company or control person in accordance
                      with Rule 13d-1(b)(1)(ii)(G);

     (h)         |_|  A savings association as defined in Section 3(b) of the
                      Federal Deposit Insurance Act;

     (i)         |_|  A church plan that is excluded from the definition of an
                      investment company under Section 3(c)(14) of the Investment Company Act;

     (j)         |_|  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box.  [X]

CUSIP No. 874264 10 4                                         Page 4 of 5 Pages
         ------------                                              -    -

Item 4.  Ownership.

         Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

(a)      Amount beneficially owned:

               14,000,000 (1)
         --------------------------------------------------------

(b)      Percent of Class:

               15.9% (1)
         --------------------------------------------------------

(c)      Number of shares as to which such person has:

(i)      Sole power to vote or to direct the vote          0
                                                  ---------------------------
(ii)     Shared power to vote or to direct the vote     14,000,000 (1)
                                                   ------------------------
(iii)    Sole power to dispose or to direct the disposition of     0           ,
                                                             -------------------
(iv)     Shared power to dispose or to direct the disposition of 14,000,000 (1),
                                                                ----------------

Item 5.  Ownership of Five Percent or Less of a Class.

                       Not Applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Except as otherwise disclosed in periodic public filings with the Securities and Exchange Commission, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                           America Online, Inc.(a wholly owned direct subsidiary
                                                of AOL Time Warner Inc.) - CO

Item 8.  Identification and Classification of Members of the Group.

                           Not Applicable

Item 9.  Notice of Dissolution of Group.

                           Not Applicable

Item 10. Certifications.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection or as a participant in any transaction having that purpose or effect.


----------------------------
(1) Calculated pursuant to Rule 13d-3(d). The 14 million shares includes 7.2 million shares of Talk America Holdings, Inc. ("Talk America") common stock and
6.8 million shares of Talk America common stock subject to issuance upon conversion of $34 million aggregate principal amount of 8% 10-year senior secured convertible promissory notes ("Convertible Debt") held by America Online, Inc. Reflects that on October 1, 2001, in connection with the termination of a marketing arrangement, the principal amount of the Convertible Debt was reduced by $20 million and the number of shares subject to the Convertible Debt was reduced to 6.8 million shares.

CUSIP No. 874264 10 4                                         Page 5 of 5 Pages
         ------------                                              -    -



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    February 13, 2002
                                                AOL Time Warner Inc.

                                                /s/ Wayne H. Pace
                                                --------------------------------
                                                           (Signature)

                                                Wayne H. Pace, Executive Vice
                                                President and Chief Financial
                                                Officer
                                                --------------------------------
                                                            (Name/Title)